FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

May 18, 2011

Item 3.

News Release

The news release was disseminated through Canada News Wire on May 18, 2011.

Item 4.

Summary of Material Change

Non-brokered Private Placement

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, May 18th, 2011 -  CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) wishes to announce a non-brokered private placement of common shares for $472,500.

The Company plans to issue 418,141 flow-through-eligible common shares at a price of $1.13 per share.  The proceeds from this private placement shall be used by the Company to conduct ZTEM airborne electromagnetic geophysical surveys over its uranium exploration properties.  The above private placement is subject to regulatory approval.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 18th day of May 2011.